                                                                October 10, 1995



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549


                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
               The Columbia Gas System, Inc. ("Columbia") et al.
                      The Individual Applicant-Declarants
                        are Listed on the Signature Page

                                File No. 70-8471


Gentlemen:

           In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 22, 1994, and March 14, 1995 authorizing the financing transactions as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned certify to the Commission that, during the calendar quarter from July 1, 1995 through September 30, 1995 the Subsidiaries sold and Columbia purchased Common Stock and Installment Promissory Notes and the Subsidiaries received short-term funds through Intrasystem Money Pool Advances, and the Subsidiaries made funds available to the Intrasystem Money Pool in accordance with the attached schedules.

                              SUBSIDIARY FINANCING
                                     ($000)

                                                                                   Money Pool
                                         Aggregate Amount                        Maximum Amount
                                         Under Application                        During Quarter
                                  ------------------------------        ---------------------------------
                                                     Installment
                                     Common           Long-Term
     Company                         Stock               Debt             Borrowings          Investments
 ----------------                 -----------       -------------       -------------       --------------
                                      $000              $000                $000                 $000

 CKY . . . . . . . . . . . .             **                 **                685                10,683

 COH . . . . . . . . . . . .             **                 **             87,309                 2,235

 CMD . . . . . . . . . . . .              *                 -0-             2,915                   515

 CPA . . . . . . . . . . . .             **                 **             13,601                22,054

 CNR . . . . . . . . . . . .              *                -0-                 -0-               19,332

 CGT . . . . . . . . . . . .              *                -0-                 -0-               34,394

 CGD . . . . . . . . . . . .          3,000             7,000              13,826                    -0-

 CS  . . . . . . . . . . . .             -0-               -0-              3,532                10,109

 CPI . . . . . . . . . . . .              *                -0-              1,463                 1,775

 CLG . . . . . . . . . . . .              *                  *                 -0-               11,380

 CPC . . . . . . . . . . . .              *                  *                 382                  298

 CES . . . . . . . . . . . .              *                  *                 -0-               15,510

 CGC . . . . . . . . . . . .              *                  *                 -0-                2,754

 CAT . . . . . . . . . . . .              *                  *                   *                  654

 TVC . . . . . . . . . . . .              *                  *                   *                3,754

 TCC . . . . . . . . . . . .             -0-                 *                   *                   29

 TPL***  . . . . . . . . . .              *                  *                   *                   20

 TPG***  . . . . . . . . . .              *                  *                   *                   38

 TBL***  . . . . . . . . . .              *                  *                   *                1,405

 TBG***  . . . . . . . . . .              *                  *                   *                  557

 TVL***  . . . . . . . . . .              *                  *                   *                1,363

 TVG***  . . . . . . . . . .              *                  *                   *                  158

 TRL***  . . . . . . . . . .              *                  *                   *                  778
---------------------------

        * Authorization for such financing not requested in Application. ** Reported via Form U-6B-2 pursuant to Rule 52.
      ***  A TriStar Ventures Subsidiary.

                                   SIGNATURE

           The undersigned further certifies that all financing transactions were carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, and the Orders of the Commission with respect thereto.

                                        THE COLUMBIA GAS SYSTEM, INC.

Date: October 10, 1995                  By:          L. J. Bainter
                                           -----------------------------------
                                                 L. J. Bainter, Treasurer

                                        COLUMBIA GAS OF OHIO, INC.
                                        COLUMBIA GAS OF PENNSYLVANIA, INC.
                                        COLUMBIA GAS OF KENTUCKY, INC.
                                        COLUMBIA GAS OF MARYLAND, INC.
                                        COMMONWEALTH GAS SERVICES, INC.
                                        COLUMBIA GULF TRANSMISSION COMPANY
                                        COLUMBIA GAS DEVELOPMENT CORPORATION
                                        COLUMBIA PROPANE CORPORATION
                                        COMMONWEALTH PROPANE, INC.
                                        COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                        COLUMBIA NATURAL RESOURCES, INC.
                                        COLUMBIA ATLANTIC TRADING CORPORATION
                                        COLUMBIA COAL GASIFICATION CORPORATION
                                        COLUMBIA LNG CORPORATION
                                        COLUMBIA ENERGY SERVICES CORPORATION
                                        TRISTAR VENTURES CORPORATION
                                        TRISTAR CAPITAL CORPORATION

Date: October 10, 1995                  By:          L. J. Bainter
                                           -----------------------------------
                                              L. J. Bainter, Vice President


                                        TRISTAR VENTURES CORPORATION
                                        TRISTAR PEDRICK LIMITED CORPORATION
                                        TRISTAR PEDRICK GENERAL CORPORATION
                                        TRISTAR BINGHAMTON LIMITED CORPORATION
                                        TRISTAR BINGHAMTON GENERAL CORPORATION
                                        TRISTAR VINELAND LIMITED CORPORATION
                                        TRISTAR VINELAND GENERAL CORPORATION
                                        TRISTAR RUMFORD LIMITED CORPORATION
                                        TRISTAR FUEL CELLS CORPORATION
                                        TRISTAR GEORGETOWN GENERAL CORPORATION
                                        TRISTAR GEORGETOWN LIMITED CORPORATION
                                        TVC NINE CORPORATION
                                        TVC TEN CORPORATION


Date: October 10, 1995                  By:          D. P. Detar
                                           -----------------------------------
                                                 D. P. Detar, Treasurer

Attachment

                                                                 File No. 40-364

                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act.

1.   Type of Securities - See Schedule 1.

2. Issue, renewal or guaranty - Common Stock and Installment Promissory Notes are new issues. Short-Term Debt represents Intrasystem Money.

3.   Principal amount - See Schedule 1.

4.   Rate of interest - See Schedule 1.

5.   Date of issue renewal or guaranty - as indicated on Schedule 1.

6.   Non-Applicable.

7.   Date of maturity - See Schedule 1.

8. Issued Common Stock and Installment Promissory Notes to The Columbia Gas System, Inc.

9.   Collateral given with each Security - Non-Applicable.

10. Consideration received was the principal amount for the Notes and par value for Stock.

11. Application of Proceeds - General corporate funds for use in ordinary course of business.

12.  Issue, renewal or guaranty exempt under (c) Rule 52.

13.  Non-Applicable.

14.  Non-Applicable.

5.   Exempt from provisions of Section 6(a) under Rule 52.


                                           Columbia Gas of Kentucky, Inc.
                                           Columbia Gas of Ohio, Inc.
                                           Columbia Gas of Pennsylvania, Inc.
                                           Commonwealth Gas Services, Inc.




Date: October 10, 1995                     By:         L. J. Bainter
                                              ---------------------------------
                                                   L. J. Bainter, Treasurer

                                                                     Form U-6B-2
                                                                     Schedule 1




                THE COLUMBIA GAS SYSTEM, INC., AND SUBSIDIARIES
                        QUARTER ENDED SEPTEMBER 30, 1995


            Aggregate Amount                               Money Pool
         Issued Under Exemption                          Maximum Amount
          from January 1, 1995                           During Quarter
         ----------------------                          ---------------
                                                 Installment
 Company            Common Stock              Promissory Notes      Borrowings*          Investments*
 -------            ------------              ----------------      -----------          ------------
                        $000                      $000                  $000                  $000
 CKY                        -0-                   -0-                     **                    **

 COH                        -0-                   -0-                     **                    **

 CPA                        -0-                   -0-                     **                    **

 COS                    10,000                    -0-                 18,201                    -0-


______________________

   * Interest Rate = 6.16% to 6.22%
     Maturity Date - April 30, 1997

  ** Reported pursuant to Rule 24